EFES

04045101

RECEIVED

2004 SEP 24 P 3: 04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File: 082-04144

September 22nd, 2004

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Ercıyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the acquisition of 7 Septambar A.D. Zajecar Brewery ("Zajecar") located in Zajecar, Serbia-Montenegro by Efes Breweries International N.V. ("EBI"), the Holland based subsidiary of Anadolu Efes.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

dlw 9/27

EFES BREWERIES INTERNATIONAL BECAME THE THIRD LARGEST BREWER IN SERBIA-MONTENEGRO

Efes Breweries International N.V. ("EBI"), the Holland based subsidiary of Anadolu Efes, completed its acquisition of the 7 Septambar A.D. Zajecar Brewery ("Zajecar") located in Zajecar, Serbia-Montenegro and purchased 64.4% stake through a tender offer.

Based on approximately €18.5 million value for 100% of Zajecar shares, EBI paid approximately €12 million for the 64.4% stake acquired.

Zajecar brewery has 100 million litres of annual brewing capacity and produces "Pils Plus" and "Zajecarsko" brands. The brewery sold approximately 44 million litres of beer in 2003.

EBI entered the Serbia-Montenegro beer market through the acquisition of the Weifert Brewery in Pancevo in August 2003. After the re-launch of the "Weifert" brand in December 2003, the business started to develop rapidly, with sales volumes growing by 91% in 1H2004 over 1H2003.

Following the acquisition of the Zajecar Brewery and together with the Weifert Brewery, EBI increased its total capacity to 140 million litres and its share in the beer market to 10.4%, becoming the third largest brewer in in Serbia-Montenegro.

According to the Brewer's Association, the total beer production in Serbia-Montenegro for the January – August 2004 period increased by 2.2% over the same period of 2003, to around 430 million hectoliters.

EBI with a presence across the Commonwealth of Independent States (CIS), Eastern Europe and the Balkans, is an 85% owned subsidiary of Anadolu Efes, the leading Turkish beverage company. EBI is responsible for the international beer operations of Anadolu Efes, operating nine breweries and two malteries in Russia, Romania, Republic of Kazakhstan, Moldova and Serbia-Montenegro. EBI is one of the major brewers in the region with total annual production capacity of approximately 1.1 billion litres and malt production capacity of 50,000 tons. Since the start of the commercial production in 1998, EBI has generated a 121% sales CAGR until 2003, through a product portfolio including a combination of strong local brands many of which are market leaders in their respective market segments, and the Efes Pilsener international brand which is currently being sold in over 40 countries.

Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries and affiliates that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 10 countries and has an annual brewing capacity of around 2 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of 420 million unit cases per year.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES

File: 082-04144

September 22, 2004

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 1H 2004 Consolidated Interim Financial Statements as of and for the period ending June 30, 2004 which were reviewed by the independent auditors in accordance with the requirements of International Financial Reporting Standards (formerly referred to as the International Accounting Standards).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K.1 34209 Bahçelievler - İstanbul
Tel: (0 212) 449 36 00 Faks: (0 212) 641 96 44

Anadolu Efes Has Released Its 1H 2004 Financial Results Prepared in Accordance With IFRS

Impressive Growth with World Class Profitability


Total Beer Sales Volume
29%
700
544
Million liters
1H 2003
1H 2004

- **Consolidated Revenues are at 451 million USD in 1H 2004, up 32%**
  - Turkey Beer at 229 million USD, up 9%
  - International Beer at 184 million USD, up 74%
  - International Coca-Cola at 41 million USD, up 71%


Total Soft Drinks Sales Volume
26%
146
116
million unit case
1H 2003
1H 2004

- **Consolidated COP at 142 million USD, up 31%**
  - Turkey Beer at 94 million USD, up 18%
  - International Beer at 41 million USD, up 74%
  - International Coca-Cola at 9 million USD, up 120%

- **Consolidated Net Income of 60 million USD**

- **Coca-Cola İçecek** (Turkish Coca-Cola Bottling Business accounted for on equity basis)
  - Revenue of 308 million USD
  - COP of 50 million USD

Efes Beverage Group



- Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries and affiliates that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 9 countries and has an annual brewing capacity of around 2.0 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of 420 million unit cases per year.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Consolidation Principles



• The reviewed consolidated interim financial statements of Anadolu Efes as of and for the period ended at 30.06.2004 prepared in accordance with International Financial Reporting Standards ("IFRS") also includes the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies).

• The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sınai (Efes Invest - international Coca-Cola operations), Efes Breweries International (international beer operations).

• The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

• Coca-Cola İçecek ("CCI"), in which Anadolu Efes holds a 33.3% stake is accounted for by using the equity method based on CCI's IFRS financial statements, including IAS 29. A brief summary of the IFRS as well as USGAAP financial statements of CCI is also presented as an attachment of this announcement.

• Alternatifbank, majority stakes owned by the parent Anadolu Group in which Anadolu Efes has 7.5% indirect share, is carried with its market value as an investment.

Consolidated Results (Anadolu Efes)


Revenue Breakdown
Int. Beer 41%
Int. Coke 9%
Turkey Beer 50%

• As of 1H 2004 our consolidated beer sales volume reached 700 million liters growing by 29% vs 1H 2003.

• Our total soft drinks volume including the Turkish Coca-Cola operations grew by 26% reaching 146 million unit cases in 1H2004.

• Successful sales growth in all business segments led consolidated sales revenues to reach 451 million USD growing by 32%.

• 50% of total Group revenues generated in international operations.

• Higher Operating Profit margins were reached in all our operating segments in 1H 2004 vs. last year same period.

•Consolidated Cash Operating Profit ("COP") was 142 million USD in 1H 2004 with a margin of 32%, growing by 31% over a base of 109 million USD in 1H2003.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Consolidated Results (Anadolu Efes) (cont.)

• Consolidated Net Profit was realized at 60 million USD in 1H 2004 vs 91 million USD in 1H2003. The decrease in Net Profit is attributable to reversal of provisions in 1H2003 which increased the Net Profit for the said period as well as decreased foreign exchange gains and income from associates in 1H2004.

• Net Financial Debt decreased to 98 million USD.

Turkey Beer Results


EFES
Pilsen


Beer Sales Volume
Million liters
5%
330
348
1H2003
1H2004

• The domestic beer sales volume of our Turkish beer operations grew by 4% in 1H2004 and reached 329 million liters. Together with the export volumes, which grew by 32%, total sales volume of our Turkish beer operations reached 348 million liters in 1H2004, posting an increase of 5% over 330 million liters in 1H2003.

• Successful sales and marketing strategies driven volume growth that led to sales revenues of 229 million USD while better economies of scale and effective cost management resulted in Operating Profit of 71 million USD. COP was 94 million USD with margin increasing to an impressive 41%.

• Our Net Income was 57 million USD in 1H 2004, down from 80 million USD in 1H2003. The decrease in Net Profit is attributable to reversal of provisions in 1H2003 which increased the Net Profit for the said period as well as decreased foreign exchange gains in 1H2004.

• Net financial debt decreased to 22 million USD in 1H 2004.

International Beer Results
(Efes Breweries International)


Beer Sales Volume
65%
351
213
1H2003
1H2004

• Our brewing operations in Southeast Europe, Russia and Central Asia are managed by Netherlands based Efes Breweries International ("EBI"), an 85% subsidiary of Anadolu Efes .

• EBI currently operates 9 breweries and 2 malteries with a total annual capacity of 11 million hectoliters of beer and 50,000 tons of malt.

• Sales volumes of our international beer operations further grew by 65% in 1H2004 reaching 351 million liters over a base of 213 million liters in 1H2003.

• Consequently, the share of international beer volumes, including Turkey originated exports, increased to 53% in 1H2004, exceeding the contribution by our Turkish beer operations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

International Beer Results
(Efes Breweries International)
(cont.)

Sales Volume Breakdown


Kazakh
9%
Ukraine
0%
Moldova
12%
Romania
7%
Serbia
4%
Russia
68%

Based on combined sales volume of EBI

Revenue Breakdown


Romania
4%
Kazakh
8%
Ukraine
0%
Moldova
8%
Serbia
3%
Russia
77%

Based on combined sales revenues of EBI

• Our Russian beer operations, the 3rd largest brewing system in Russia, constitute 68% of our international beer operations by volume. In 1H2004, our total sales volume in Russia grew 93% over 1H2003, thereby outperforming the market growth.

• **"Stary Melnik"**, our local premium brand, is the 4th largest beer brand in Russia by value among approximately 600 brands, based on AC Nielsen as of June 2004, and is the leading brand in Moscow, where the competition is the most intense.

• In Kazakhstan, **"Karagandinskoe"**, with 15% market share, continues to be the number one beer brand in Kazakhstan based on AC Nielsen as of May 2004. Our sucessful Kazakh business posted 32% volume growth versus 1H2003, delivering 9% of the total international beer sales volume in 1H2004.

• Our operation in Moldova accounted for 12% of our international beer sales volume. We are leading the Moldovan beer market where our sales volume grew by 25% in 1H2004.

• Following our acquisition in August 2003 and the relaunch of the **"Weifert"** brand in December 2003, our brewing operation in Serbia-Montenegro delivered a solid 91% sales volume growth in 1H2004 versus 1H2003, constituting 4% of the total international beer sales volume.

• With the recent acquisiton of the Zajecar Brewery in Serbia-Montenegro, sales volumes are expected to grow further in Serbia-Montenegro in 2004.

• "Interbrew Efes Brewery", our 50%-50% joint venture with Interbrew in Romania, accounted for 7% of the total international beer sales volume in 1H2004.

• Sales revenues increased by 74%, growing ahead of the sales volumes, to 184 million USD. Operating Profit grew by 79% to 24 million USD and COP was 41 million USD growing by 74% in 1H 2004, in line with the sales revenues.

• Net profit of 12 million USD and net financial debt of 77 million USD was realized in 1H 2004, respectively.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

International Coca-Cola Results

Sales Volume Breakdown


Azerbaijan
28%
Kyrgyzstan
11%
Kazakhstan
61%

• Our International Coca-Cola operations are conducted by **Efes Sınai Yatırım Holding A.Ş. ("Efes Invest")** which is a 52% subsidiary of Anadolu Efes. Efes Invest (EFES.IS) is listed both in Istanbul and London Stock Exchanges (EFEZ). Efes Invest owns and operates 3 Coca-Cola franchises in Kazakhstan (CCAB), Azerbaijan (ACCB) and Kyrgyzstan (CCBB), in addition to Turkmenistan where the company is the largest shareholder, with an annual bottling capacity of 43 million unit cases. It is the clear market leader in all four markets.

• The total sales volume in our Kazakhstan, Azerbaijan and Kyrgyzstan franchises, which are fully consolidated in Efes Invest's operations, reached 17.7 million unit cases in 1H2004, representing an increase of 54% from 11.5 million unit cases in 1H2003.

• In 1H2004, Consolidated Net Sales Revenue posted 71% growth vs. 1H2003 and reached 40.9 million USD. Significant focus on the reduction of costs as well as improvements in employee productivity continued in 1H2004, resulting in an increase of the Gross Profit by 87% to 13.3 million USD, with Gross Profit margin improving to 33% in 1H2004 from 30% in 1H2003.

• The increase in the selling and general administration expenses was only 12%, well below the expansion of the Gross Profit. Consequently, Operating Profit increased to 6.4 million USD in 1H2004 from 0.9 million USD in 1H2003. Cash Operating Profit (COP) more than doubled to 8.6 million USD in 1H2004 from 3.9 million USD in 1H2003 with COP margin increasing to 21% in 1H2004 from 16% in 1H2003.

• As a result, in 1H2004, after incurring Net Losses in the similar periods of previous years, for the first time a Net Profit of 4.8 million USD is generated.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

CCI Results

• **Coca-Cola İçecek A.Ş. ("CCI")** is the largest bottler and the distributor, by volume, of non-alcoholic commercial beverages in Turkey. Anadolu Efes is the largest local shareholder of CCI with 33% stake.

• CCI's sales volume reached 128 million unit cases, growing by 22% versus 1H2003.


Sales Volume
Million unit cases
22%
105
128
1H 2003
1H 2004

• Net Sales revenues of CCI in 1H 2004, based on IFRS, was 308 million USD, growing by 15% over a base of 267 million USD in 1H2003.

• Operating Profit increased by 31% to 27 million USD whereas Cash Operating Profit was maintained at 50 million USD in 1H2004.

• Profit Before Tax decreased to 19 million USD and Net Profit was at breakeven as a result of net financial expenses incurred due to increased foreign exchange losses and higher income taxes incurred due to increased deferred tax charges.

• Net financial debt of CCI was 80 million USD.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ANADOLU EFES (Efes Beverage Group)
REVIEWED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with IFRS
for the periods ended 30.06.2003 and 30.06.2004 (million USD)

	1H 2003	1H 2004
NET SALES	**342,5**	**451,2**
COST OF SALES	(152,6)	(204,6)
GROSS PROFIT	**189,8**	**246,7**
OPERATING EXPENSES	(115,2)	(158,2)
OPERATING PROFIT	**74,6**	**88,4**
Income/(expense) from associates	8,8	(0,1)
Financial income/(expense),net	(0,2)	2,0
Foreign Exchange Gain/(Loss), net	14,3	1,5
Monetary Gain/(Loss), net	12,7	1,8
PROFIT before tax and Minority Interest	**110,2**	**93,6**
INCOME TAX	(17,0)	(25,8)
NET PROFIT before Minority Interest	**93,2**	**67,8**
Minority Interest	(2,3)	(7,7)
NET PROFIT	**90,8**	**60,1**
Cash operating Profit	**108,6**	**142,4**

Note 1: 1H 2003 figures are presented in 30/06/2003 USD terms.

Note 2: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 3: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes indirectly holds 7.5%, is carried as an investment.

Note 4: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 5: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 6: EBITDA is earnings before interest, tax, depreciation and amortization, other than income/(expense) incurred as a result of holding activities including but not limited to gain/(loss) on sale of participations and equity income, if any. EBITDA for 1H2004 was 141.5 million USD and for 1H2003 102.0 million USD.

Note 7: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ANADOLU EFES (Efes Beverage Group)
REVIEWED CONSOLIDATED BALANCE SHEET as of 31.12.2003 and 30.06.2004 (million USD)
Prepared in accordance with IFRS

	31.12.2003	30.06.2004
CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	86,4	96,4
TRADE RECEIVABLES, net	74,7	147,6
DUE FROM RELATED PARTIES	27,0	27,1
INVENTORIES	93,1	99,4
OTHER CURRENT ASSETS	28,4	30,4
TOTAL CURRENT ASSETS	**309,6**	**400,8**
INVESTMENT IN ASSOCIATES	114,6	108,3
INVESTMENT IN SECURITIES	11,8	11,3
PROPERTY,PLANT,EQUIPMENT, net	503,6	518,3
INTANGIBLE ASSETS	4,8	4,9
GOODWILL	166,9	163,6
DEFERRED TAX ASSET	4,6	5,0
OTHER NON-CURRENT ASSETS	18,8	16,2
TOTAL NON-CURRENT ASSETS	**825,1**	**827,6**
TOTAL ASSETS	**1.134,6**	**1.228,4**

	31.12.2003	30.06.2004
SHORT-TERM LOANS	85,8	93,4
CURRENT PORTION OF LONG-TERM DEBT (Including lease obligations)	27,6	35,5
TRADE AND OTHER PAYABLES	93,8	150,8
DUE TO RELATED PARTIES	5,8	5,9
INCOME TAX PAYABLE	1,2	17,3
PROVISIONS	0,6	0,3
TOTAL CURRENT LIABILITIES	**214,7**	**303,1**
LONG-TERM DEBT - (net of current portion and including lease obligations)	78,9	65,3
EMPLOYEE TERMINATION BENEFITS	10,6	9,5
DEFERRED TAX LIABILITY	27,3	20,9
OTHER NON-CURRENT LIABILITIES	39,6	45,0
TOTAL NON-CURRENT LIABILITIES	**156,5**	**140,8**
MINORITY INTEREST	112,3	123,9
TOTAL EQUITY	**651,1**	**660,6**
TOTAL LIABILITIES & S.HOLDERS EQUITY	**1.134,6**	**1.228,4**

Note 1: 31.12.2003 figures are presented in USD terms as of that date.

Note 2: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 3: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes indirectly holds 7.5%, is carried as an investment.

Note 4: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 5: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

TURKISH BEER OPERATIONS
SUMMARY INCOME STATEMENT

for the periods ended 30.06.2003 and 30.06.2004 (m USD)
Prepared in accordance with IFRS

	1H 2003	1H 2004
Volume (m lt)	330,5	348,2
Net Sales	210,6	228,7
Gross Profit	127,0	143,1
Operating Profit	59,0	70,6
Financial Income/(Expense), net	2,3	5,4
Foreign Exchange Gain/(Loss),net	12,3	(0,9)
Monetary Gain/(Loss), net	12,8	1,1
Profit before tax	86,4	76,1
Income Tax	(14,4)	(19,1)
Profit after tax	72,0	57,0
Minority Interest	-	-
Net Profit	72,0	57,0
Cash Operating Profit	80,1	94,2

Note 1: 1H 2003 figures are presented in 30/06/2003 USD terms. Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 3: EBITDA is earnings before interest, tax, depreciation and amortization, other than income/(expense) incurred as a result of holding activities including but not limited to gain/(loss) on sale of participations and equity income, if any. EBITDA for 1H2004 was 101.9 million USD and for 1H2003 75.8 million USD.

Note 4: EBG headquarter expenses that are classified under "Operating Expenses" in the consolidated financial statements of the EBG are reclassified under "Other Expenses" in the results of the domestic beer operations.

TURKISH BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 31.12.2003 and 30.06.2004 (m USD)
Prepared in accordance with IFRS

	31.12.2003	30.06.2004
Cash, cash equivalents and marketable securities	47,5	58,5
Trade receivables, net	53,0	116,3
Inventories	46,9	43,5
Total current assets	185,7	259,1
Investments in associates	456,6	471,5
Property, plant and equipment, net	187,1	180,0
Investment in securities	9,6	9,7
Total non-current assets	671,5	677,0
Trade and other payables	25,7	29,5
Short-term borrowings (including current portion of long-term debt and lease obligations)	59,3	75,4
Total current liabilities	123,2	182,5
Long-term debt - (net of current portion and including lease obligations)	10,4	5,3
Total non-current liabilities	58,8	61,3
Minority Interests	-	-
Shareholder's Equity	675,2	692,3
Total Assets	857,2	936,1

Note 1: 31.12.2003 figures are presented in USD terms as of that date. Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL BEER OPERATIONS
SUMMARY INCOME STATEMENT

for the periods ended 30.06.2003 and 30.06.2004 (m USD)

Prepared in accordance with IFRS

	1H 2003	1H 2004
Volume (m lt)	**213,2**	**351,5**
Net Sales	**106,2**	**184,4**
Gross Profit	**52,3**	**89,1**
Operating Profit	**13,7**	**24,5**
Financial Income/(Expense), net	(2,5)	(3,3)
Foreign Exchange Gain/(Loss), net	3,1	1,9
Other Income/(Expense), net	0,7	(2,4)
Monetary Gain/(Loss) - net		
Profit before tax	**15,0**	**20,6**
Income Tax	(1,3)	(5,4)
Profit after tax	**13,7**	**15,2**
Minority Interest	(0,8)	(3,0)
Net Profit	**12,8**	**12,2**
COP	**23,6**	**41,1**

Note 1: Cash Operating Profit ("COP") comprises of operating profit, depreciation and other relevant non-cash items up to operating profit.

Note 2: EBITDA is earnings before interest, tax, depreciation and amortization, other than income/(expense) incurred as a result of holding activities including but not limited to gain/(loss) on sale of participations and equity income, if any. EBITDA for 1H2004 was 41.7 million USD and for 1H2003 24.2 million USD.

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 4: Figures for Efes Breweries International are obtained from reviewed consolidated interim financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 31.12.2003 and 30.06.2004 (m USD)

Prepared in accordance with IFRS

	31.12.2003	30.06.2004
Cash, cash equivalents and marketable securities	32,7	31,3
Trade and other receivables	17,7	26,0
Inventories	37,8	43,1
Total current assets	**108,1**	**124,5**
Intangible assets	65,3	64,2
Property, plant and equipment, net	267,6	286,6
Other non-current assets	2,4	2,3
Total non-current assets	**340,5**	**358,7**
Trade and other payables	30,9	46,1
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	45,7	46,4
Total current liabilities	**90,9**	**111,2**
Long-term debt - (net of current portion and including lease obligations)	71,5	62,1
Total non-current liabilities	**84,9**	**77,4**
Minority Interests	53,8	60,5
Shareholder's Equity	**219,1**	**234,1**
Total Assets	**448,6**	**483,2**

Note 1: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 2: Figures for Efes Breweries International are obtained from reviewed consolidated interim financial statements prepared in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL COCA-COLA OPERATIONS
SUMMARY INCOME STATEMENT

for the periods ended 30.06.2003 and 30.06.2004 (m USD)

Prepared in accordance with IFRS

	1H 2003	1H 2004
Volume (m U/C)	**11,5**	**17,7**
Net Sales	**24,0**	**40,9**
Gross Profit	**7,1**	**13,3**
Operating Profit/(Loss)	**0,9**	**6,4**
Financial Income/(Expense), net	(0,1)	(0,1)
Translation Gain/(Loss), net	(0,7)	0,4
Income/(expense) from associates	(0,1)	(0,1)
Profit/(Loss) before Tax	**(0,0)**	**6,5**
Income Tax	(1,2)	(1,2)
Net Profit/(Loss) before Minority Interest	**(1,2)**	**5,4**
Minority Interest	(0,2)	(0,6)
Net Profit/(Loss)	**(1,3)**	**4,8**
Cash Operating Profit	**3,9**	**8,6**

Note 1: Sales volumes include carbonated and non-carbonated non-alcoholic beverages as well as other distributed products.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 3: EBITDA is earnings before interest, tax, depreciation and amortization, other than income/(expense) incurred as a result of holding activities including but not limited to gain/(loss) on sale of participations and equity income, if any. EBITDA for 1H2004 was 8.3 million USD and for 1H2003 4.0 million USD.

Note 4: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 5: Figures for Efes Invest are obtained from reviewed consolidated interim financial results prepared in accordance with IFRS.

INTERNATIONAL COCA-COLA OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 31.12.2003 and 30.06.2004 (m USD)

Prepared in accordance with IFRS

	31.12.2003	30.06.2004
Cash, cash equivalents and marketable securities	4,4	3,5
Trade receivables, net	2,6	3,8
Inventories	8,6	13,0
Total current assets	**22,2**	**27,2**
Property, plant and equipment, net	48,3	51,1
Goodwill, net	1,5	1,5
Investment in associates	2,6	2,5
Total non-current assets	**58,6**	**60,8**
Trade payable and other payables	6,7	9,4
Short-term borrowings *(including current portion of long-term debt)*	9,2	8,0
Total current liabilities	**24,1**	**26,0**
Long-term debt, net of current portion	5,0	5,5
Total non-current liabilities	**9,3**	**9,6**
Minority Interests	5,2	5,5
Shareholder's Equity	**42,1**	**46,9**
Total Assets	**80,8**	**88,0**

Note 1: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 2: Figures for Efes Invest are obtained from reviewed consolidated interim financial results prepared in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

SUMMARY FINANCIALS of COCA-COLA İÇECEK (CCI)

(million USD unless stated otherwise)	1H2003 IFRS	1H2004 IFRS	1H2003 USGAAP	1H2004 USGAAP
Sales Volumes (million unit cases)	104,8	128,3	105,4	131,6
Net Sales	267,1	308,5	263,8	358,9
Cash Operating Profit	50,8	49,5	52,0	62,5
Operating Profit	20,3	26,7	26,2	45,5
Profit before Tax	40,4	19,5	29,0	37,7
Net Profit	30,6	(0,1)	21,6	27,6
	31.12.2003 IFRS	**30.06.2004 IFRS**	**31.12.2003 USGAAP**	**30.06.2004 USGAAP**
Shareholder's Equity	336,1	317,3	289,5	290,6
Total Assets	505,2	507,7	455,2	473,4
Net Financial Debt	39,9	79,9	40,2	82,3

Note 1: Cash Operating Profit ("COP") comprises of operating profit (excluding other operating income), depreciation and other relevant non-cash items up to operating profit.

Note 2: Sales volume difference between IFRS & USGAAP results is due to differences in the number of days in the respective accounting periods.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr